ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 3, 2018 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	74,231,423
Total outstanding Shares as at Record Date	127,488,410
Total % of Shares Voted	58.23%

	MATTERS VOTED UPON	VOTING RESULTS

1.	Election of Directors	Vote by show of hands

	To elect the following nominees as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy

	Ricardo M. Campoy	25,595,711 (96.64%)	890,382 (3.36%)
	Bradford J. Cooke	25,790,729 (97.37%)	695,364 (2.63%)
	Geoffrey A. Handley	24,849,526 (93.82%)	1,636,567 (6.18%)
	Rex J. McLennan	25,788,547 (97.37%)	697,546 (2.63%)
	Kenneth Pickering	25,653,202 (96.86%)	832,891 (3.14%)
	Mario D. Szotlender	23,274,063 (87.87%)	3,212,030 (12.13%)
	Godfrey J. Walton	25,085,480 (94.71%)	1,400,613 (5.29%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.

2.	Appointment of Auditor and fixing of	Vote by show of hands
Auditor’s Remuneration

To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration

Outcome: KPMG LLP was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.

	MATTERS VOTED UPON	VOTING RESULTS

3.	Reconfirmation of the Company’s stock options plan, as amended by Amendment No. 4	Votes by Ballot in Favour	Votes by Ballot Against

	To reconfirm the Company’s stock option plan	23,108,849 (87.25%)	3,377,244 (12.75%)
Outcome: The Company’s stock option plan, as amended by Amendment No. 4, was reconfirmed by the shareholders of the Company.